UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On March 31, 2014, the Company filed with the Israel Securities Authority its Hebrew-language 2013 annual report in accordance with Israeli law.  The Company's consolidated condensed income statements for each of the years ended December 31, 2011, 2012 and 2013 and consolidated condensed balance sheets as of December 31, 2012 and 2013, attached as an exhibit to this report and incorporated herein by reference, have been prepared in accordance with the international financial reporting standards (“IFRS”), as issued by the international accounting standards board (“IASB”), and not in accordance with accounting principles generally accepted in the United States.

As previously reported by the Company, on March 5, 2014, representatives of the Company and representatives of the holders of the Company's Series A notes and Series B notes (the "Notes") reached an agreement in principle with respect to a proposed arrangement under Section 350 of the Israeli Companies Law, which was presented by the joint committee of the representatives of the Note holders on January 30, 2014 (the "Arrangement").

Set forth below are the highlights of the Arrangement:

•
90% of the Notes and other outstanding obligations of the Company, including the financial obligations toward Mr. Izhak Tamir and Mr. Eric Paneth, would be exchanged for a new series of non-recourse secured notes due 2017, bearing interest at 9.5% per year;

•
The balance of the Company's obligations in excess of the new notes would be canceled in exchange for newly issued ordinary shares of the Company constituting 100% of the Company's share capital, on a fully diluted basis;

•
Mr. Tamir undertook to continue to serve as the Company's Chief Executive Officer for at least three months following the consummation of the Arrangement, to assist the Company as requested for at least an additional 24 months in the area of customer support and for an unlimited period in the area of litigation and patent monetization;

•	The Company and its existing directors and officers would be granted waivers from claims that would be contingent upon the fulfillment by Mr. Tamir of aforementioned undertakings; and

•	the Company's directors would be replaced with directors designated by the Note holders.

For more information about the Arrangement, see the Company's reports on Form 6-K submitted with the SEC on January 30, 2014 and March 5, 2014.

Nothing in this report should be construed as an indication that the Arrangement will ultimately be approved and implemented on the foregoing terms or otherwise. Under applicable law, an arrangement requires various approvals, including the Note holders of the Company, the Tel Aviv District Court and the Tel Aviv Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer

Date: April 1, 2014

EXHIBIT INDEX

Exhibit Number Exhibit 99.1
Description of Exhibit

The Company's consolidated condensed income statements for each of the years ended December 31, 2011, 2012 and 2013 and consolidated condensed balance sheets as of December 31, 2012 and 2013 (IFRS).